PANNONPLAST INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
[redacted]st, P.O.Box 51.
207-1936, (36-1) 207-1928
207-1525
t.datanet.hu
ast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 6th June, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

Extraordinary Announcement: Order to purchase Pannonplast shares

The company informs its shareholders that on June 5, 2002 it gave order to purchase 81,000 pieces of Pannonplast shares.
The order was fulfilled by Daewoo Bank (Hungary) Co. on June 6, 2002.

Further information on Pannonplast Plc. is available on web site www.pannonplast.hu.

Budapest, June 6, 2002.

Pannonplast Plc.

ST6. Announcement of transactions in treasury shares

Name and type of security	Registered ordinary share of Pannonplast Plc.
Exchange listed (yes/no)	Yes
Date of order (if it is to be filled on the stock exchange)	June 5, 2002
Transaction date	June 6, 2002
Amount of treasury shares before transaction (quantity)	43,281
Amount of treasury shares before transaction (%)	1.03
Transaction type (purchase/sale)	Purchase
Securities subject to the transaction (quantity)	81,000
Securities subject to the transaction (%)	1.9
Amount of treasury shares after transaction (quantity)	124,281
Amount of treasury shares after transaction (%)	2.9

Dated June 6, 2002 in Budapest

Further information in connection with the acquisition of shares

Karsai Holding informed our company that it wants to sell 81,000 pieces of Pannonplast shares.

The BOD considered what impact it could have on the share price if this amount of shares, which represents 2% of the company's outstanding shares would appear on the stock exchange.

On the basis of the actual trading volume and investor interest on the stock exchange, together with the current share price, an unfavorable effect could be expected from the one-time sale intention of a relative large volume, therefore the BOD decided that the company would purchase this stake.

The HUF 2432 share price of the transaction is identical with the price applied in the case of converting cash dividends into shares being in process and this price is equivalent to the weighted daily average purchase price of the shares on the stock exchange during the 2 months prior to the AGM.

On the basis of the current and the expected share price the management of Pannonplast is confident to realize a favorable gain through the future sale of the shares.

Budapest, June 6, 2002

Pannonplast Plc.

Ry1 el

PANNONPLAST

INDUSTRIES PLC.
Chairperson - CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
drfeher@pplast.datanet.hu
www.pannonplast.hu

02 JUN 26 AM 11:47

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 27th May, 2002

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. Erzsébet Fehér

Enclosure

Extraordinary Announcement: Pannonplast has signed a sale and purchase agreement to sell the Debrecen plant of Dexter Co.

In line with its previous announcement, Pannonplast Plc. informs its shareholders that it has terminated the mould making in the Debrecen plant of its member company Dexter Co.

On 23 May, 2002 the company concluded an agreement with Karsai Trade Ltd. for the sale of the free building, redundant machinery and equipments.

In the framework of its reorganization program Dexter Co. has relocated to its Budapest factory all the equipments that are necessary for the enlargement of the capacity and selection envisaged in its strategy. Pannonplast continues to handle its subsidiary as a business of strategic importance. The company operates from 1989, has up-to-date CAD-CAM technology, offers high-tech quality products and has a significant export in addition to fulfill the mould demand of the group.

Budapest, May 27, 2002

Pannonplast Plc.

Ryiol